December 31, 2019

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Division of Corporation Finance,
Office of Life Sciences

VIA EDGAR

Re:	Save Foods, Inc. (the “Company”)
Amendment No. 2 to Form 10
Filed on December 11, 2019
File No. 000-56100

Dear Madam or Sir:

We hereby provide the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced filing that were provided to the Company by the Staff in its letter dated December 20, 2019 (the “Comment Letter”). To assist your review, we have retyped the text of the Staff’s comments below in bold face type and have provided the Company’s responses immediately following each numbered comment.

Amendment No. 2 to Form 10 filed December 11, 2019

Description of Registrant’s Securities to be Registered, page 41

1.	We note your response to our prior comment 2. Please clarify in your disclosure under “Description of Securities,” to revise the phrase “or any other claim for which the federal courts have exclusive jurisdiction” in light of the fact that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: The Company advises the Staff that it has updated the disclosure on page 41 of Amendment No. 3 to the Form 10 in response to the Staff’s comment.

Should you wish to discuss the aforesaid at any time, please do not hesitate to contact Dr. Shachar Hadar, Esq. of Meitar Liquornik Geva Leshem Tal (+972-3-610-3961).

Sincerely,

/s/ Dan Sztybel,
Dan Sztybel
Chief Executive Officer
Save Foods, Inc.